UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   )

United Energy Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

910900208

 (CUSIP Number)

John Shin, Esq.
Silverman Sclar Shin & Byrne PLLC
381 Park Avenue South
New York, NY 10016
(212) 779-8600f

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 910900208

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ADAM HERSHEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,700,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,700,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 910900208

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock, par value $0.01 each (“Common Stock”) of United Energy Corp., a Nevada corporation (the “Issuer”).  The principal executive office of the Issuer is located at 600 Meadowlands Parkway #20, Secaucus, New Jersey 07094.

Item 2.	Identity and Background.

(a) This Statement is being filed by Adam Hershey.

(b) The address of the Reporting Person is c/o SIAR Capital LLC, 888 7th Avenue, New York, New York 10019.

(c) Mr. Hershey is a Director of the Issuer, United Energy Corp., whose address is 600 Meadowlands Parkway #20, Secaucus, New Jersey 07094.

(d) and (e) The Reporting Person has not, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

With respect to the warrants to purchase an aggregate of 700,000 shares of Common Stock, the Reporting Person received them as compensation from the Issuer.

With respect to the remaining warrants to purchase an aggregate of 1,000,000 shares of Common Stock, the Reporting Person received them as a gift.

Item 4.	Purpose of Transaction.

The Reporting Person considers the securities he beneficially owns as personal investments.

The Reporting Person has no present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)  The Reporting Person beneficially owns 1,700,000 shares of Common Stock, representing 5.1% of the outstanding shares of Common Stock (based upon 31,504,449 shares of Common Stock outstanding as of November 17, 2010, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2010).  Such shares of Common Stock beneficially owned by the Reporting Person include 1,700,000 shares of Common Stock issuable upon exercise of warrants held by the Reporting Person.

CUSIP No. 910900208

(b)  The Reporting Person has the sole power to vote or to direct the vote and to dispose or direct the disposition of all of the securities reported herein.

(c)  With the exception of the receipt of warrants to acquire 1,000,000 shares by Mr. Hershey on February 10, 2011, no transactions in the Common Stock were effected by the Reporting Person in the last 60 days.

(d) and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

On February 13, 2009, as compensation for his service as a director, Mr. Hershey was granted warrants to acquire 150,000 shares of Common Stock at an exercise price of $0.12 per share.  Such warrants are exercisable for a period of ten years.  The warrants also provide for cashless exercise at the option of the holder.

On June 22, 2009, as compensation for his service as a director, Mr. Hershey was granted warrants to acquire 300,000 shares of Common Stock at an exercise price of $0.12 per share.  Such warrants are exercisable for a period of ten years.  The warrants also provide for cashless exercise at the option of the holder.

On August 24, 2010, as compensation for his service as a director, Mr. Hershey was granted warrants to acquire 250,000 shares of Common Stock at an exercise price of $0.09 per share.  Such warrants are exercisable for a period of ten years.  The warrants also provide for cashless exercise at the option of the holder.

On February 10, 2011, Mr. Hershey received as a gift from the holders thereof:

(a)           warrants to acquire 200,000 shares of Common Stock at an exercise price of $0.125 per share as a gift.  Such warrants are exercisable for a period of five years.  The warrants also provide for cashless exercise at the option of the holder;

(b)           warrants to acquire 300,000 shares of Common Stock at an exercise price of $0.222 per share.  Such warrants are exercisable for a period of five years.  The warrants also provide for cashless exercise at the option of the holder; and

(c)           warrants to acquire an aggregate of 500,000 shares of Common Stock at an exercise price of $0.09 per share.  Such warrants are exercisable for a period of ten years.  The warrants also provide for cashless exercise at the option of the holder.

CUSIP No. 910900208

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

1.	Form of Director Warrants (incorporated by reference to Exhibit 4.1 of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 and filed on February 17, 2009)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011

/s/ Adam Hershey
Adam Hershey